PE 2/14/2013



13001172

No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 27 2013

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

Douglas M. Lurio
Lurio & Associates, P.C.
dlurio@luriolaw.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-27-13

Re: USA Technologies, Inc.
Incoming letter dated February 14, 2013

Dear Mr. Lurio:

This is in response to your letter dated February 14, 2013 concerning the shareholder proposal submitted to USA Technologies by Bradley M. Tirpak. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Jason Soncini
jsoncini@olshanlaw.com

March 27, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: USA Technologies, Inc.
Incoming letter dated February 14, 2013

The proposal requests that the board of directors adopt a "policy" that the chairman of the board be an independent director who has not served as an executive officer of the company.

There appears to be some basis for your view that USA Technologies may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to USA Technologies, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if USA Technologies omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which USA Technologies relies.

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

LURIO & ASSOCIATES, P.C.
ATTORNEYS AT LAW

Douglas M. Lurio **
Margaret Sherry Lurio *
Shaila Prabhakar *

One Commerce Square
2005 Market Street
Suite 3120
Philadelphia, PA 19103-7015

(215) 665-9300
FAX (215) 665-8582

* Member of Pennsylvania & New Jersey Bars
** Member of Pennsylvania & Florida Bars

February 14, 2013

Via Electronic Delivery

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: USA Technologies, Inc. – Shareholder Proposal of Bradley M. Tirpak

Ladies and Gentlemen:

This letter is to inform you that our client, USA Technologies, Inc., a Pennsylvania corporation (the "Company"), intends to omit from its proxy statement and form of proxy (collectively, the "2013 Proxy Materials") for its 2013 annual meeting of shareholders (the "2013 Annual Meeting") a shareholder proposal (the "Proposal") and statement in support thereof submitted by Bradley M. Tirpak (the "Proponent").

In accordance with Section C of the Securities and Exchange Commission's (the "Commission") Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the staff of the Division of Corporation Finance (the "Staff") via email at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the Proposal from the 2013 Proxy Materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send to companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit any correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

THE PROPOSAL

The Proposal requests the Company to adopt a policy that the Chairman of the Company's board of directors (the "Board") be an independent director who has not served as an executive officer of the Company. A copy of the Proposal and the accompanying supporting statement is attached to this letter as Exhibit "A".

BASES FOR EXCLUSION

The Company hereby respectfully requests that the Staff concur with its view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to:

I. Rule 14a-8(i)(3), because the Proposal is vague and indefinite and therefore misleading because it requests the Board to adopt a policy which would directly conflict with an existing bylaw provision, and therefore neither the shareholders voting on the Proposal nor the Company in implementing the Proposal (if adapted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires;

II. Rule 14a-8(i)(8), because the supporting statement questions the competence, business judgment or character of Stephen P. Herbert, Chairman of the Board, Steven Barnhart, the lead independent director, and all the other members of the Board, each of whom is expected to be nominated by the Company for re-election to the Board at the 2013 Annual Meeting; and

III. Rule 14a-8(i)(3), because substantial portions of the supporting statement are materially false or misleading, contrary to Rule 14a-9.

ANALYSIS

I. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) as Vague and Indefinite and Therefore Materially Misleading Because It Requests the Board to Adopt a Policy Which Would Directly Conflict With an Existing Bylaw Provision, and Therefore Neither the Shareholders Voting On the Proposal Nor the Company In Implementing the Proposal (If Adopted) Would Be Able to Determine With Any Reasonable Certainty Exactly What Actions or Measures the Proposal Requires.

Rule 14a-8(i)(3) permits the Company to omit from the 2013 Proxy Materials a shareholder proposal and any statement in support thereof "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

The Staff consistently has taken the position that shareholder proposals are excludable under Rule 14a-8(i)(3) as misleading when "the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal

(if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004). The Proposal is sufficiently misleading and indefinite so as to justify its exclusion because the Company and its shareholders might interpret the Proposal differently, such that any action ultimately taken by the Company to implement the Proposal could be different from the actions envisioned by the shareholders voting on the proposal. *See,* Staples, Inc. (available April 13, 2012).

The Proposal requests the Board to "*adopt a **policy** that the Chairman of the Board be an independent director who has not served as an executive officer of the Company.*" (Emphasis supplied.) If approved by the shareholders and if implemented by the Board, the resulting policy would require an independent chairman who has not served as an executive officer of the Company. The Proposal does not, however, consider or reflect in any manner the existing sections of the **bylaws** of the Company which specifically require the Chairman of the Board to also be the chief executive officer of the Company. There is a substantive distinction between a policy and a bylaw of the Company. *See,* Bristol-Myers Squibb Co. (March 9, 2006) (Staff stated in response to a Rule 14a-8(i)(10) exclusion request: "We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment.")

The applicable Company bylaw provisions state as follows:

> Section 5.01. Officers Generally.
>
> (a) Number, Qualifications and Designation. The officers of the corporation shall be a president, one or more vice presidents, a secretary, a treasurer, and such other officers as may be elected in accordance with the provisions of Section 5.03. Officers may but need not be directors or shareholders of the corporation. The president and secretary shall be natural persons of full age. The treasurer may be a corporation, but if a natural person shall be of full age. **The board of directors may elect from among the members of the board a chairman of the board and a vice chairman of the board who shall be officers of the corporation.** Any number of offices may be held by the same person. (Emphasis supplied.)
>
> Section 5.07. The Chairman of the Board. **The chairman of the board shall be the chief executive officer of the corporation,** shall preside at all meetings of the shareholders and of the board of directors, and shall perform such other duties as may from time to time be requested by the board of directors. As chief executive officer, he shall have general supervision of the affairs of the corporation, subject to the policies and directives of the board of directors, and shall supervise and direct all officers and employees of the corporation, but may delegate in his discretion any of his powers as chief executive officer to any officer or such other executives as he may designate. (Emphasis supplied.)

The Proposal does not request the Board to make any modification or amendment to these sections of the Company's bylaws or even refer to the resulting direct conflict between the Proposal and the bylaws. If the Board would adopt a policy as requested in the Proposal, Sections 5.01 and 5.07 of the bylaws would nevertheless continue in their current form. The direct conflict between the policy and the existing bylaws has not been addressed by the Proponent in the Proposal or supporting statement. Specifically, if the Proposal is to be adopted, it would be unclear if the Board would be required to follow the existing bylaws which require that the Chairman be the CEO or the policy requested by the Proponent which would require that the Chairman not have served as the CEO (or as any other executive of the Company).

The Company believes that if the Proposal is not excluded pursuant to this request, a shareholder voting on this matter would not know what he or she is voting for. In this regard, it is not clear how the Company or the courts, if this matter is ever adjudicated, would interpret the conflict between the policy requested by the Proposal and Sections 5.01 and 5.07 of the bylaws. If the interpretation of these conflicting provisions would result in the Chairman also acting as the CEO, the Proposal is misleading because any action taken by the Board upon implementation of the Proposal would be significantly different from the actions envisioned by the shareholders voting on the Proposal. In this regard, the Proposal and supporting statement clearly provide the impression that the implementation by the Board of the Proposal would result in a non-executive Chairman. The following reasoning of the Staff in Staples, Inc. (April 13, 2012) is applicable to the Proponent's Proposal: "The proposal does not address the conflict between these two provisions of Staples' bylaws. As such, neither shareholders nor Staples would be able to determine with any reasonable certainty exactly what action or measures the proposal requires."

The Staff has permitted exclusion of proposals under Rule 14a-8(i)(3) as misleading if they would be inconsistent with the existing bylaw provisions of a company. *See*, Staples, Inc. (April 13, 2012) (exclusion of a proposal as vague and indefinite which sought to add a new bylaw provision which was facially inconsistent with a current bylaw provision and the proposal did not address the conflict); Bank Mutual Corp. (Jan. 11, 2005) (exclusion of a proposal as vague and indefinite which conflicted with an existing bylaw provision and which conflict was not addressed in the proposal). *See also*, Fuqua Industries Incorporated (March 12, 1991) (exclusion of a proposal as misleading under predecessor to Rule 14a-8(i)(3) where the Company may implement a proposal in a manner significantly different from the actions envisioned by the shareholders voting on the proposal); and General Dynamics Corp. (January 10, 2013) (exclusion of a proposal as vague and indefinite where neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires).

Staff Legal Bulletin No. 14B states that there is no provision in Rule 14a-8 allowing a proponent to revise his or her proposal or supporting statement. Staff Legal Bulletin No. 14F modifies this position only with respect to changes to a proposal that are submitted prior to the applicable Rule 14a-8 deadline. While the Staff, in its discretion, permits revisions to proposals that are "minor in nature" and "do not alter the substance of the proposal," we believe that the Proponent's Proposal will require changes that are neither. The Staff has concurred in the exclusion of a proposal, which, if adopted, would have created a conflict between two different provisions in the bylaws, notwithstanding the proponent's offer to add three words to the

proposal to resolve the conflict. See Staples, Inc. (April 13, 2012). See also AT&T Inc. (February 16, 2010) (concurring in the exclusion of a proposal despite proponent's offer to add just one sentence that would define the term "grassroots lobbying communications").

II. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(8)(iii) Because the Proposal Questions the Competence, Business Judgment or Character of Board Members Who the Company Expects to Nominate for Reelection at the 2013 Annual Meeting.

Background

The Company believes that a brief summary of the relationship between the Company and the Proponent would assist the Staff in its consideration of this request.

1. In connection with the Company's 2009 annual meeting of shareholders originally scheduled for December 2009, the Proponent and another shareholder engaged in a proxy contest with the Company to elect the Proponent and two other individuals to the Board. In February 2010, and following litigation among the Company, the Proponent and other parties, the proxy contest was settled, and the Proponent and one of his nominees were added to the Board with the seven other members of the Board being Company nominees. Proponent's initial term was to expire at the June 2012 annual shareholder's meeting and his nominee's initial term was to expire at the June 2011 annual shareholder's meeting.

2. At the June 2011 annual shareholder's meeting, Proponent's nominee received more "withheld" votes than "for" votes for his candidacy. Following the June 2011 annual shareholder's meeting, and pursuant to the Company's Majority Voting Policy, Proponent's nominee's resignation was accepted by the Board.

3. On November 14, 2011, the independent directors unanimously appointed Steven Barnhart as the Company's first lead independent director. Mr. Barnhart has significant duties under the Lead Independent Director Charter of the Company and is currently serving as lead independent director.

4. On November 30, 2011, the Board appointed Stephen P. Herbert as Chief Executive Officer and Chairman to replace the former Chairman and CEO who had resigned on October 14, 2011 following his suspension on October 5, 2011. Mr. Herbert had been serving as interim Chairman and CEO since October 5, 2011, and had been acting as President since August 1999. Mr. Herbert is currently serving as the Chairman and CEO.

5. In March 2012, the Proponent resigned from the Board of the Company.

6. In April 2012, the Proponent notified the Company that he intended to nominate seven individuals, including himself, to the Board of the Company at the upcoming June 2012 annual meeting of shareholders (the "2012 Annual Meeting") at which the entire

Board consisting of nine directors was to be elected. Proponent also filed a Schedule 13-D indicating beneficial ownership of 7.5% of the common stock of the Company.

7. In May 2012, the Company filed an action against the Proponent and certain other persons in the United States District Court for the Eastern District of Pennsylvania requesting, among other things, a preliminary injunction due to numerous statements in Proponent's preliminary proxy statement and a press release that violated a non-disparagement agreement previously entered into among Proponent, the Company, and other parties[1]. On May 24, 2012, the Court issued an Order granting the preliminary injunction in favor of the Company and against the Proponent and other parties, and concluded that Proponent had violated the terms of the non-disparagement agreement. The litigation was settled by the parties in August 2012 as part of a settlement agreement.

8. The Proponent's proxy soliciting materials used in connection with the 2012 Annual Meeting questioned the competence, business judgment or character of the Board and specifically, Stephen P. Herbert, the Chairman and CEO of the Company.

9. At the 2012 Annual Meeting, all nine of the Company's nominees were elected by the shareholders and none of the Proponent's nominees were elected. The Company's nine nominees constitute the current Board and all members of the current Board are expected to be nominated by the Company for reelection at the 2013 Annual Meeting.

10. Subsequent to the 2012 Annual Meeting, Proponent has criticized the Board and management, by, among other things, sending a letter from the investment partnership, of which he is the co-manager of the managing member, to the shareholders of the Company in September 2012 that wrongfully accused management of not paying suppliers and channel stuffing. A copy of the letter is attached as Exhibit "B".

11. On January 18, 2013, the Proponent delivered the Proposal to the Company and filed an amended Schedule 13-D which, among other things, included the Proposal and the supporting statement as an exhibit.

12. On January 24, 2013, the Proponent, through his investment partnership of which he is the co-manager of the managing member, demanded under applicable Pennsylvania law the list of non-objecting beneficial owners of the common stock of the Company for the purposes of enabling Proponent to, among other things, "communicate with the Company's shareholders in connection with . . . the composition of the Company's board of directors . . ." A copy of the request is attached hereto as Exhibit "C".

13. The Company anticipates that the 2013 Annual Meeting will be held during June 2013, at which each of the current members of the Board, including Stephen P. Herbert and Steven Barnhart, will be nominated for re-election to the Board.

---

[1] USA Technologies, Inc. vs. Bradley M. Tirpak, et al., in the United States District Court for the Eastern District of Pennsylvania, Civil Action No. 12-2399.

Analysis

While the Proposal nominally requests the Board to adopt a policy that it have an independent, non-executive Chairman, the Proponent devotes a substantial portion of the supporting statement to questioning the competence, business judgment and character of Stephen P. Herbert, the Chairman, and Steven Barnhart, the lead independent director, as well as each of the other members of the Board. The Proposal is a thinly disguised attempt by the Proponent to continue to level personal attacks primarily against the Chairman and CEO, Mr. Herbert, as well as Mr. Barnhart, the lead independent director. The Proposal should be excluded in its entirety from the 2013 Proxy Materials, and Proponent should comply with the appropriate sections of the proxy rules covering elections of directors if he chooses to conduct such a campaign. ". . . [W]here the proposal or supporting statement questions the competence or business judgment of one or more directors that will stand for reelection at the upcoming meeting, the staff will generally not permit the proponent to revise the proposal to cure such a deficiency." See SEC Release No. 34-60089 (June 10, 2009).

In addition to questioning the business judgment, competence and character of the Board, many of these statements are also false and misleading, and as discussed in part III of this letter, are also excludable under Rule 14a-8(i)(3).

Rule 14a-8(i)(8) expressly allows for the exclusion of a shareholder proposal that "questions the competence, business judgment, or character of one or more nominees or directors." The fundamental policy underlying Rule 14a-8(i)(8) "is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns. . . since other proxy rules, including Rule 14a-11 [the predecessor of Rule 14a-12], are applicable thereto." SEC Release No. 34-12598 (July 7, 1976). A proposal is subject to exclusion under Rule 14a-8(i)(8) if it could have the effect of questioning the competence or business judgment of one or more directors. SEC Release No. 34-56914 (December 6, 2007). In 2010, the Commission adopted amendments to Rule 14a-8(i)(8) to codify prior Staff interpretations and specifically amended Rule 14a-8(i)(8) to state that a Proposal could be excluded under the Rule if it questioned the competence, business judgment or character of one or more nominees or directors. SEC Release No. 34-62764 (Aug. 25, 2010).

The Staff has permitted exclusion of shareholder proposals that were accompanied by supporting statements that were similar to the supporting statement of the Proponent under Rule 14a-8(i)(8). The shareholder proposals in both Exxon Mobil Corporation (March 20, 2002) and AT&T Corp. (February 13, 2001) sought to separate the roles of Chairman and CEO but the supporting statement criticized the business judgment of the CEO, who was expected to be nominated for reelection at the annual shareholders' meeting. The supporting statement in AT&T Corp. criticized the "dismal performance [of the Company] under its current Chairman and CEO." The supporting statement in Exxon Mobil Corporation referred to the chief executive officer as causing "negative perceptions of the company" and "that shareholder value is being harmed". Another no-action letter allowed exclusion of a proposal which sought to replace the chairman with an outside director where the supporting statement asserted that the leadership of

the chairman had resulted in "no positive impact on shareholder value". Foster Wheeler Corporation (February 5, 2001). See also Rite Aid Corp. (Apr. 1, 2011) (permitting exclusion of a proposal because the supporting statement "appear[ed] to question the business judgment of board members whom Rite Aid expects to nominate for reelection at the upcoming annual meeting of shareholders"); and Black & Decker Corp. (Jan. 21, 1997) (permitting exclusion of a proposal requesting that the board disqualify anyone who has served as chief executive officer from serving as chairman of the board because it "appear[ed] that the actions contemplated by the proposal, together with certain contentions made in the supporting statement, question[ed] the business judgment, competence and service of the Company's chief executive officer who the Company indicates will stand for reelection at the upcoming annual meeting of shareholders").

In the opening paragraph of the supporting statement, Proponent states that "*the Company requires a fresh perspective and strong independent leadership at the Board level*". This rhetoric is from the proxy contest waged by the Proponent in connection with the 2012 Annual Meeting and questions the entire Board's competence and business judgment and in particular, that of Mr. Herbert and Mr. Barnhart. It is interesting to note that a "fresh perspective" has nothing to do with having an independent chair of the Board and is an attempt by the Proponent to affect the election of directors at the 2013 Annual Meeting.

Proponent states in the second paragraph of the supporting statement "*that the board has failed to oversee management and has taken numerous actions that have benefitted the Company's executives at the expense of shareholders*". Once again, this rhetoric directly questions the business judgment, competence and character of the directors of the Company, indicates that the Board has failed to discharge its duty of overseeing the executives at the expense of shareholders, and has failed to exercise proper business judgment.

In the third paragraph of the supporting statement, the Proponent refers to the decision of the Board to exclude certain extraordinary expenses in calculating the financial targets under the Company's fiscal year 2012 executive stock plan. Specifically, the Proponent states: "*For example, in fiscal 2012 the Board adjusted financial targets, previously established by the Board, enabling executives to receive stock awards under the Company's bonus plan. I believe the influence of an executive Chairman has led the Board to take action that focuses on short-term results and advancing executives' interests at the expense of long-term shareholder value.*" This is a further questioning of the business judgment and competence of the Board and Mr. Herbert in particular, and is a continuation of the personal attacks made by the Proponent during the proxy contest waged in connection with the 2012 Annual Meeting. As publicly reported, only Mr. Herbert and the Chief Financial Officer of the Company received shares under the bonus plan referred to by the Proponent in his supporting statement[2].

[2] The Form 8-K of the Company filed on September 8, 2012 states: "On September 5, 2012, the Board of Directors of the Company approved the recommendation of the Compensation Committee that the expenses incurred in connection with the proxy contest and related litigation and the separation of the former Chief Executive Officer of the Company should be excluded from the operating expenses and operating earnings metrics under the 2012 Plan. The Compensation Committee and the Board did not believe that costs related to these unusual non-operating events should be included for purposes of evaluating operating performance under the 2012 Plan. On this adjusted basis, operating earnings were better than those of the 2011 fiscal year and met the target goal under the 2012 Plan, and

The Proponent specifically states that Stephen Herbert, the CEO and Chairman, used his "*influence*" to benefit himself by leading "*the board to take action that focuses on short-term results and advancing executives' interests at the expense of long-term shareholder value*". This statement questions the competence, business judgment and character of Mr. Herbert by implying that he exerted improper influence on the Board to benefit himself at the expense of shareholders. Specifically, the Proponent is indicating that Mr. Herbert somehow wrongfully influenced the Board to change the terms of the stock plan so he could personally benefit thereunder.

The supporting statement continues: "*The Board has done so despite the presence of a purportedly independent lead director.*" The supporting statement wrongfully suggests that Mr. Barnhart has allowed Mr. Herbert, the executive Chairman, to influence the Board for Mr. Herbert's own personal benefit, and is therefore incompetent as a lead independent director. Proponent's reference to a "*purportedly independent lead director*" wrongfully questions Mr. Barnhart's status as an independent director and his competence to serve as a director, and implies that he is not acting in the best interests of the Company, and is therefore ineffective as an independent overseer of the Board.

The Proponent then implies that Mr. Barnhart was acting as lead independent director during an executive scandal: "*I believe that, in view of these actions and the executive scandal that has occurred at the Company, an independent lead director is not enough.*" Although the Proposal does not specify the meaning of the term "*executive scandal*" the Company believes that the Proponent is referring to the circumstances surrounding the resignation of the former CEO of the Company on October 14, 2011[3]. As Proponent is well aware, Mr. Barnhart was appointed as lead independent director on November 14, 2011, subsequent to the resignation of the former CEO. The other shareholders of the Company, however, would probably not know this fact, and could conclude that Mr. Barnhart is not competent to serve as a director because he allowed an "*executive scandal*" to occur on his watch as lead independent director.

---

operating expenses met the maximum, distinguished target goal under the 2012 Plan, resulting in the award of 136,285 shares, as follows: Stephen P. Herbert, Chief Executive Officer- 96,201 shares; and David M. DeMedio, Chief Financial Officer- 40,084 shares."

[3] On October 14, 2011, the former Chairman and CEO resigned from the Company following an Audit Committee investigation that found that he had made anonymous postings on a message board concerning the Company and its shares. As stated by the Company in its October 18, 2011 press release: "The Company acted swiftly, as it took approximately two weeks from the time of the Audit Committee's notification to the time of Mr. Jensen's suspension which was followed by his resignation on October 14, 2011. The investigation also determined that Mr. Jensen's activities were the actions of a single individual, and found no evidence that any other Company executives or employees were either involved in the matter or aware of Mr. Jensen's activities. . . The Company believes that this is the unfortunate lapse of judgment of a single individual and that Mr. Jensen's actions were in direct conflict with the culture and expectations the Company has regarding the behavior of all of its employees. The Company acted swiftly, and in the best interest of all of USA Technologies' stakeholders – including its customers, shareholders and employees. If the Company takes any solace, it is in the propriety and effectiveness of its internal controls, which identified, investigated and acted upon the allegations swiftly and decisively."

Because the Proposal and the supporting statement question the competence, business judgment and character of Mr. Herbert, the Chief Executive Officer and Chairman, Mr. Barnhart, the lead independent director, and each of the other directors whom the Company expects will be nominated for reelection at the 2013 Annual Meeting, the Proposal is excludable from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(8)(iii).

III. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(3) Because Substantial Portions of the Supporting Statement Contain False And Misleading Statements In Violation Of Rule 14a-9

Rule 14a-8(i)(3) permits the Company to omit from the 2013 Proxy Materials a shareholder proposal and any statement in support thereof "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

The Staff has indicated that modification or exclusion of a proposal or supporting statement may be appropriate in reliance on Rule 14a-8(i)(3) where (i) statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation; or (ii) the company demonstrates objectively that a factual statement is materially false or misleading. Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Staff has indicated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 13, 2001). In light of the pervasive nature of the false and misleading statements that permeate the supporting statement, the Company believes the entire Proposal may properly be excluded. In the alternative, the Proponent should be required to remove or revise each of the false and misleading statements noted below - specifically, the last three sentences of the third paragraph and the second and third sentences of the fourth paragraph of the supporting statement.

A. The second and third sentences in the fourth paragraph of the supporting statement are materially false and misleading and must be excluded from the supporting statement:

> *"It appears that the two leading independent proxy advisory firms, Institutional Shareholder Services (ISS) and Glass Lewis, agree. ISS supports the role of an independent Chairman on the Board unless a company satisfies certain criteria, including established corporate governance guidelines (which, in my opinion, the Company has failed to do)."*

The foregoing appears in the supporting statement immediately after the following sentence: *"I believe the best way to avoid issues of this sort in the future is to establish strong independent leadership at the Board level through, among other things, an independent*

chairman." The Proponent has falsely represented that the proxy advisory firms, Institutional Shareholder Services ("ISS") and Glass Lewis, agree with his Proposal. The advisory firms have not yet had the opportunity of either considering the Proposal or making a recommendation on it, and neither the Company nor the Proponent knows what the proxy advisory firms would recommend with respect to the Proposal[4]. The Company is very concerned that shareholders reading the supporting statement will mistakenly believe that these firms support the Proponent's Proposal. In view of the fact that many shareholders rely on the assessment of the proxy advisory firms in making their voting decisions on shareholder proposals, the Proponent's suggestion that these firms already "agree" with him is a materially false and misleading statement that may be excluded under Rule 14a-8(i)(3).

Further, the Proponent has not substantiated, by citing to any specific source, his assertion that "*ISS supports the role of an independent Chairman on the Board unless a company satisfies certain criteria, including established corporate governance guidelines (which, in my opinion, the Company has failed to do)*". The Company believes that the Proponent may be referring to the current ISS policy regarding proposals for independent chairs which appears in its 2013 U.S. Proxy Summary Guidelines and is available on its website[5]. If such is the case, the Proponent has misstated the policy. Contrary to the Proponent's statement, the ISS policy specifically states that it *generally* recommends in favor of such shareholder proposals if the specified criteria are not met.

The Staff has permitted excluding portions of a supporting statement under Rule 14a-8(i)(3) for being materially false or misleading where the shareholder proponent stated that his proposal had received "tremendous shareholder support" and then immediately listed the names and phone numbers of the company's five largest shareholders, suggesting that those five shareholders supported the shareholder's proposal. Bob Evans Farms, Inc. (June 26, 2006). In another no-action letter, the Staff concurred with the company that it could exclude portions of a shareholder's supporting statement unless the caption "Council of Institutional Investor Recommendation" and the discussion under that caption were revised to make clear that the Council of Institutional Investor's recommendation related to the shareholder approval of poison pills generally and not to that specific proposal. Nicor Inc. (January 3, 2005).

B. The second sentence in the third paragraph of the supporting statement should be excluded because it impugns the integrity of Stephen Herbert, the executive Chairman, and the Board as a whole, and makes charges against them of improper conduct, without factual foundation.

---

[4] On its website at http://www.issgovernance.com/policy/process, ISS states that "[a]s part of the research process, ISS analysts interact with company representatives, institutional shareholders, shareholder proponents and other parties to gain deeper insight into key issues. This dialogue helps ensure a full understanding of the facts and enriches our analysis."

[5] ISS's 2013 U.S. Proxy Summary Guidelines, effective for meetings on or after February 1, 2013, relating to independent chair proposals states: "Generally vote FOR shareholder proposals requiring that the chairman's position be filled by an independent director, unless the company satisfies all of the following criteria: . . . " (Emphasis supplied.)

"I believe the influence of an executive Chairman has led the Board to take action that focuses on short-term results and advancing executives' interests at the expense of long-term shareholder value."

The Proponent's unsupported statement refers to the two sentences immediately preceding it: *"In my opinion, the Board has failed to oversee management and has taken numerous actions that have benefitted the Company's executives at the expense of shareholders. For example, in fiscal 2012 the Board adjusted financial targets, previously established by the Board, enabling executives to receive stock awards under the Company's bonus plan."*

Therefore, the Proponent is indicating that Mr. Herbert improperly influenced the Board to adjust targets so that he could receive a bonus and wrongfully impugns his reputation and character without factual foundation. The adjustment of the financial targets was recommended to the Board by a fully independent compensation committee, and approved by the Board. Pursuant to applicable NASDAQ Listing Rule 5605, Mr. Herbert was not present during the Board's deliberations or voting on the adjustment. As publicly reported, the reason for the Board's decision to adjust the financial targets was the elimination of costs considered to be unusual non-operating events incurred by the Company during the 2012 fiscal year in connection with Proponent's proxy contest and the separation of the Company's former chief executive officer from the Company. The Proponent is clearly suggesting that the executive Chairman, Stephen Herbert, as well as the Board have failed in their fiduciary duty owed to the shareholders. The Proponent has provided no factual foundation for his statements which impugn the integrity and conduct of Mr. Herbert and the Board.

The Staff has granted no-action relief where a proposal or supporting statement impugned the character, integrity or personal reputation of directors and management without factual foundation by alleging a breach of fiduciary duty. *See,* The Swiss Helvetia Fund, Inc. (April 3, 2001) (allowing exclusion of a proposal which implied that the directors had violated, or may choose to violate, their fiduciary duty, because it impugned their character, integrity and personal reputation); CCBT Bancorp, Inc. (April 20, 1999) (allowing exclusion of a supporting statement which stated that the board of directors had violated their fiduciary duty); and ConocoPhillips (March 13, 2012) (allowing exclusion of unsubstantiated allegations that the company's management had illicit associations with groups whose agendas were adverse to the company's shareholders, implying that the company's directors were unethical and had breached their fiduciary duties to the shareholders).

C. The third sentence in the third paragraph of the supporting statement should be excluded as materially false and misleading: *"The Board has done so despite the presence of a purportedly independent lead director."*

By describing Steven Barnhart, the Company's lead independent director, as a *"purportedly independent lead director"*, the Proponent is implying that Mr. Barnhart is in fact not independent. The statement is demonstrably false and misleading because Mr. Barnhart is in fact independent under Rule 5605(a)(2) of the NASDAQ Listing Rules which is applicable to the Company. The Board has determined that Mr. Barnhart is independent under the foregoing

NASDAQ standard. Therefore, the Proponent's use of the word "*purportedly*" in connection with the description of Mr. Barnhart's independent director status is materially false and misleading. The Proponent has not indicated why Mr. Barnhart is not independent. Further, by casting doubts as to Mr. Barnhart's independence, the Proponent is impugning Mr. Barnhart's character, integrity and personal reputation without factual foundation. See Phoenix Gold International, Inc. (November 21, 2000) (allowing exclusion from proposal of the phrase "permitting outside shareholders the opportunity to elect a truly independent director" as materially false and misleading).

D. The fourth sentence in the third paragraph of the supporting statement should be excluded as materially false and misleading: "*I believe that, in view of these actions and the executive scandal that has occurred at the Company, an independent lead director is not enough.*"

As with the term "*purportedly independent*", the Proponent impugns the character, integrity and personal reputation without factual foundation of Mr. Barnhart, the lead independent director, by suggesting that he wrongfully failed to prevent the adjustment of financial targets by the Board as well as an "*executive scandal*". To suggest that an "*executive scandal*" occurred when Mr. Barnhart was serving as the lead independent director is also a materially false and misleading statement. Mr. Barnhart was appointed as the lead independent director on November 14, 2011, while the "*executive scandal*" that the Proponent apparently refers to ended on October 14, 2011 with the separation of the former CEO from the Company. This misrepresentation, where the Proponent associates the "*executive scandal*" with Mr. Barnhart serving as lead independent director, is material inasmuch as the statement would affect shareholders' voting decisions on whether an independent chairman is necessary.

E. The words "*and the executive scandal that has occurred at the Company*" appearing in the third paragraph of the supporting statement should be excluded because they impugn the character, integrity or personal reputation of each of the executives of the Company without factual foundation, including Mr. Herbert, the Chairman and CEO.

The Company believes that it is likely that the Proponent has used the term "*executive scandal*" to refer to the events that led to the separation from the Company of its former chief executive officer in October 2011. However, without explaining what exactly is being referred to, the term leaves it open for shareholders to wrongly believe that the term could be a reference to a scandal involving the current executives of the Company, including Stephen P. Herbert, the Company's Chairman and CEO. It, therefore, impugns the character, integrity or personal reputation of each of the executives of the Company, including Mr. Herbert, without factual foundation.

* * * *

Should the Staff have any questions or should any additional information be desired in support of the Company's position, please do not hesitate to contact either the undersigned or Shaila Prabhakar, Esquire, at (215) 665-9300. Correspondence regarding this letter should be sent to the undersigned at dlurio@luriolaw.com or to Ms. Prabhakar at sprabhakar@luriolaw.com. Thank you for your attention to this matter.

Very truly yours,



Douglas M. Lurio

Enclosures

EXHIBIT A

O L S H A N

PARK AVENUE TOWER • 65 EAST 55TH STREET • NEW YORK, NEW YORK 10022
TELEPHONE: 212.451.2300 • FACSIMILE: 212.451.2222

facsimile cover page

date: January 18, 2013 **page:** 1 of 3

from: Jason Soncini **email:** jsoncini@olshanlaw.com

client/matter #: 08816-002 **phone:** 212.451.2331

recipient: Corporate Secretary **company:** USA Technologies, Inc.

facsimile: (610) 989-0344 **phone:** (610) 989-0340

If you do not receive all pages, please call: (212) 451-2331

Please deliver the attached letter to the Corporate Secretary of USA Technologies, Inc.

BRADLEY M. TIRPAK
500 West Putnam Avenue, Suite 400
Greenwich, Connecticut 06830

January 18, 2013

BY FACSIMILE AND OVERNIGHT COURIER

USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, Pennsylvania 19355
Attn: Corporate Secretary

Re: **Submission of resolution and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, for the 2013 Annual Meeting of Shareholders of USA Technologies, Inc.**

Dear Sir or Madam:

I, Bradley M. Tirpak, am submitting the following resolution and supporting statement attached hereto Exhibit A for inclusion in the proxy statement of USA Technologies, Inc. (the "Company") for the Company's 2013 annual meeting of shareholders (including any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the "Annual Meeting").

As of the date hereof, I am the holder of record of, and have continuously held in record name for at least one year, at least $2,000 in market value of the Company's common stock, no par value per share (the "Shares"). I intend to hold the Shares through the date of the Annual Meeting.

I, or my representative, will appear in person at the Annual Meeting to present the resolution.

This notice is submitted in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended. I assume the attached resolution and supporting statement will be included in the Company's proxy material for the Annual Meeting unless I am advised otherwise in writing.

Very truly yours,



Bradley M. Tirpak

1929750-6

EXHIBIT A

Resolution:

RESOLVED, that the shareholders of USA Technologies, Inc. (the "Company") hereby request the Company's board of directors (the "Board") adopt a policy that the Chairman of the Board be an independent director who has not served as an executive officer of the Company. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current Chairman ceases to be independent during the time between shareholder meetings and (b) that compliance with the policy is excused if no independent director is available and willing to serve as Chairman.

Supporting Statement:

Fellow Shareholders:

As a long-term shareholder and former member of the Board, I am proposing that the role of Chairman of the Board be filled by an independent director because I believe the Company requires a fresh perspective and strong independent leadership at the Board level.

It is the responsibility of a board of directors to protect the long-term interests of shareholders by providing independent oversight of management, including the CEO. The Board is further charged to oversee the business and affairs of the Company and ensure the interests of shareholders are protected by maintaining strong corporate governance standards. In my opinion, the Board has failed to oversee management and has taken numerous actions that have benefitted the Company's executives at the expense of shareholders.

For example, in fiscal 2012 the Board adjusted financial targets, previously established by the Board, enabling executives to receive stock awards under the Company's bonus plan. I believe the influence of an executive Chairman has led the Board to take action that focuses on short-term results and advancing executives' interests at the expense of long-term shareholder value. The Board has done so despite the presence of a purportedly independent lead director. I believe that, in view of these actions and the executive scandal that has occurred at the Company, an independent lead director is not enough.

I believe the best way to avoid issues of this sort in the future is to establish strong independent leadership at the Board level through, among other things, an independent chairman. It appears that the two leading independent proxy advisory firms, Institutional Shareholder Services (ISS) and Glass Lewis, agree. ISS supports the role of an independent Chairman on the Board unless a company satisfies certain criteria, including established corporate governance guidelines (which, in my opinion, the Company has failed to do). Glass Lewis encourages its clients to support separating the roles of chairman and CEO, believing that it is in the long-term best interests of a company and its shareholders.

I believe establishing an independent Chairman will promote greater management accountability, lead to more objective oversight and evaluation of our CEO, and foster more effective corporate governance. Accordingly I am asking shareholders to vote FOR this proposal.

EXHIBIT B


SAVE

Shareholder Advocates for Value Enhancement

September 14, 2012

Dear USAT Shareholder,

Over the past few days, we have heard from many people asking us our opinion regarding the recent earnings announcement at USA Technologies (NASDAQ: USAT). As the company's largest and most concerned shareholder, we have written down some of our opinions and welcome your calls or e-mails to hear your thoughts.

First, the company successfully shipped 16,000 units. We do not know how many of these units are actually processing transactions or generating revenues, but the direction is the right one. Unfortunately, management stated that this quarter's high level of shipments was due to a one-time "Q4 sales promotion" and that shipments will fall sequentially in the September quarter. We think that the company will be fortunate to place more than 10,000 units in the September 2012 quarter given the apparent channel push/stuff (75% of the units in the quarter were JumpStart) in the June 2012 quarter and that the company will have a lot of ground to catch-up later in the year to reach its goal of giving away and selling 61,000 units.

Second, it is good to see management focused on "expanding services to strengthen the value of a connection". Given this backdrop and the demands JumpStart places on shareholder cash, we will see if management can dramatically improve the economics of the program by reducing the cost of hardware, taking costs out of transaction processing, and adding services such as vending route management. We believe these actions are immediately needed to take the value of a connection up. If management does not improve the unit economics here, we fear that even if they add the 61,000 promised units for the fiscal year, shareholders will see more of the same in terms of stock performance.

Third, SAVE shares the same concerns of many shareholders regarding the balance sheet. While we were happy to see the company report $6.4mm in cash on the balance sheet, we were frightened when we realized how they did it. It appears that the company held back paying providers. This build in liabilities can be seen in the approximately $3.0 mm increase in accounts payable and accrued expenses. If the company had continued to regularly pay suppliers, we estimate the cash balance would have been approximately $3.4mm, down over 70% in the fiscal year.

A further concern is that the company has started to use their credit line which pledges substantially all of the assets of the company. SAVE is extremely concerned about this "credit line" from Avid Bank because "The Loan Documents require the Company to achieve a minimum Adjusted EBITDA... and to maintain a balance of $3.0 million of unrestricted cash in accounts with the Bank." We read this clause to mean that the company has pledged all of its assets as collateral and must deposit $3.0mm to borrow $3.0mm. We believe that this kind of financing is inconsistent with the large and long term capital

requirements brought on by the JumpStart program. Here is a link to the company's filing at the SEC which highlights the covenants of the credit line.

http://www.sec.gov/Archives/edgar/data/896429/000114036112033117/form8k.htm

We are worried that collateralized borrowing bets the entire company on short term performance while the economics of JumpStart are thin and have a very long term payback. A business fluke like last years' change to processing rates due to the Durbin Amendment could be a potential trap and in our opinion, poor JumpStart economics combined with the Avid Bank financing model represent a very real risk to the company. We believe the CFO didn't clearly state if or how much was drawn on the line, but we would encourage management to never draw a dime from this Avid Bank facility and work to find cost savings and improve the economics of the business model.

We have adopted a pragmatic and positive approach to our role as the company's largest shareholder. We would like to see management do better and the company prosper. We want to see growth, better returns on JumpStart, and a higher share price. We contacted many of the directors with suggestions on how to improve the business model, lower hardware costs, and make transaction processing profitable. We have done the same with management by encouraging them to improve the JumpStart economics and refrain from costly further dilution.

As you may have seen, SAVE dissolved its group with certain partners. However, we did not reduce our position in USAT and continue to be active and interested in helping the company. The dissolution of the group simply eliminated some potential limitations for the group's investors.

SAVE continues to be the company's largest shareholder and we have extensive contact with top-tier industry insiders including leaders in hardware, mobile payments and processing. These experts supply SAVE with considerable knowledge, experience, and insights that cover both the operational and the strategic aspects of USAT's business. We believe that based on the track record of our former nominees and ad hoc advisors, our guidance should be taken seriously by management and look forward to helping the company prosper.

Thanks,

S.A.V.E. Partners IV, LLC

The opinions in this letter are solely the opinions of SAVE Partners IV, LLC and should not be taken as advice to buy or sell any security. SAVE Partners IV urges shareholders to review all of the company's filings and materials made at the Securities and Exchange Commission.

EXHIBIT C

O L S H A N

PARK AVENUE TOWER • 65 EAST 55TH STREET • NEW YORK, NEW YORK 10022
TELEPHONE: 212.451.2300 • FACSIMILE: 212.451.2222

facsimile cover page

date: January 18, 2013
page: 1 of 5
from: Jason Soncini
email: jsoncini@olshanlaw.com
client/matter #: 08816-002
phone: 212.451.2331

recipient: Corporate Secretary
company: USA Technologies, Inc.
facsimile: (610) 989-0344
phone: (610) 989-0340

If you do not receive all pages, please call: (212) 451-2331

Please deliver the attached letter to the Corporate Secretary of USA Technologies, Inc.

S.A.V.E. Partners IV, LLC
500 West Putnam Avenue, Suite 400
Greenwich, Connecticut 06830

January 23, 2013

VIA FACSIMILE AND OVERNIGHT COURIER

USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, Pennsylvania 19355
Attn: Corporate Secretary

Dear Sir or Madam:

As of the close of business on January 23, 2013, S.A.V.E. Partners IV, LLC ("S.A.V.E.") was the beneficial owner of 2,303,368 shares of Common Stock, no par value per share (the "Common Stock"), of USA Technologies, Inc., a Pennsylvania corporation (the "Company"), 1,000 shares of which are held in record name (the "Shares").

As the record holder of the Shares, S.A.V.E. hereby demands, pursuant to Section 1508 of the Pennsylvania Business Corporation Law ("PBCL"), during the usual hours for business, to inspect the following books, records and documents of the Company and to make and/or receive copies or extracts therefrom:

> All information as of (i) the most recent date available and (ii) any record date established or to be established for the 2013 annual meeting of shareholders of the Company and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting") or any other meeting of shareholders held in lieu thereof, and which is currently in or which comes into the Company's or its proxy solicitor's or any of their agents' possession or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the non-objecting beneficial owners (NOBOs) of the Common Stock in the format of a cd-rom or other electronic medium showing the name, address and number of shares registered in the name of each such owner; such computer processing data as is necessary for S.A.V.E. to make use of such cd-rom or other electronic medium; and a hard copy printout of such cd-rom or other electronic medium for verification purposes (such information with respect to brokers and dealers is readily available to the Company under Rule 14b-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from Broadridge Financial Solutions, Inc., Mediant Communications LLC, other such entities, and custodian banks);

Such information should be provided in hard copy (paper) form, as well as on cd-rom, electronically transmitted file, or similar electronic medium (any such electronic storage medium, an "Electronic Medium"), and such computer processing data as is necessary for S.A.V.E to make use of such list on an Electronic Medium; and a hard copy printout of the full contents of such list on an Electronic Medium for verification purposes.

S.A.V.E. will bear the reasonable costs incurred by the Company including those of its transfer agent(s) or registrar(s) in connection with the production of the information demanded.

The purpose of this demand is to enable S.A.V.E. to communicate with the Company's shareholders in connection with any matters as may properly come before the Annual Meeting or any other meeting of shareholders held in lieu thereof, as well as regarding the composition of the Company's board of directors, the Company's business and governance matters. It is requested that the materials identified above be made available to the designated parties by January 31, 2013.

S.A.V.E. hereby designates and authorizes Steven Wolosky, Esq. and Michael R. Neidell, Esq. of Olshan Frome Wolosky LLP and any other persons designated by either of them or by S.A.V.E., acting singly or in any combination, to conduct the inspection and copying herein requested. Pursuant to Section 1508 of the PBCL, you are required to respond to this demand within five business days after the date hereof. Accordingly, please advise Mr. Wolosky, at (212) 451-2333, or Mr. Neidell, at (212) 451-2230, as promptly as practicable within the requisite timeframe, when the items requested above will be made available to S.A.V.E. If the Company contends that this demand is incomplete or is otherwise deficient in any respect, please notify S.A.V.E. immediately in writing, with a copy to Messrs. Wolosky and Neidell, facsimile (212) 451-2222, setting forth the facts that the Company contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, S.A.V.E. will assume that the Company agrees that this demand complies in all respects with the requirements of the PBCL. S.A.V.E. reserves the right to withdraw or modify this demand at any time.

Very truly yours,

S.A.V.E. Partners IV, LLC

By: Locke Partners I LLC
Managing Member



By: ______________________
Name: Craig W. Thomas
Title: Co-Managing Member

State of Connecticut)
) ss: Greenwich
Fairfield County)

Craig W. Thomas, being sworn, states: I executed the foregoing letter, and the information and facts stated therein regarding S.A.V.E. Partners IV, LLC's ownership and the purpose of this demand for inspection are true and correct. Such inspection is reasonably related to S.A.V.E. Partners IV, LLC's interest as a shareholder and is not desired for a purpose which is in the interest of a business or object other than the business of USA Technologies, Inc.

Craig W. Thomas

Subscribed and sworn to before me
this 23 day of January, 2013.

Notary Public


LISA M. WHITLEY
Notary Public, State of Connecticut
My Commission Expires 9/30/2016

My commission expires: 9/30/16

1537278-1